Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change June 6, 2013
Item 3	News Release The news release dated June 6, 2013 was disseminated through Marketwire and filed on SEDAR on June 6, 2013.
Item 4
Summary of Material Change

Pretivm announced that initial underground drilling as part of the Valley of the Kings bulk sample program intersected visible gold, and continues to confirm the projection of high-grade gold mineralized domains.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm is pleased to report that initial underground drilling as part of the Valley of the Kings bulk sample program intersected visible gold, and continues to confirm the projection of high-grade gold mineralized domains.  (See Table 1 below for assays from the seven holes drilled on section 426600.)

Selected highlights from hole VU-02 include:

●	33.20 grams of gold per tonne uncut over 17.50 meters, including 988.0 grams of gold per tonne uncut over 0.50 meters and 117.5 grams of gold per tonne over 0.50 meters.

Hole VU-02 was drilled on section 426600 as part of the first fan of drilling, at 10.3 degrees below the previously reported horizontal hole VU-01 (see news release dated May 28, 2013).  This fan was drilled before commencing the section 426600 cross-cut now being excavated across the mineralized domains.  The drill will be repositioned shortly to continue fan drilling.

Approximately 15,000 meters of underground drilling in 190 holes will be completed as part of the Valley of the Kings Bulk Sample Program. The drilling will define the portions of the two domains of mineralization being tested by the Program along 120 meters of strike length, and vertically for 60 meters above and 60 meters below the 1345-meter level of the Valley of the Kings.  The drilling will be completed on sections 7.5 meters apart along the 120 meters of strike length.  Each section will be drilled from the north or south, with drill holes at 15-meter centers vertically at the margins of the mineralized domains.  The drill program will run concurrently with the excavation of the 10,000-tonne bulk sample scheduled to begin in mid-June and be completed in August.

Strathcona Mineral Services Ltd. of Toronto has been engaged as the independent Qualified Person to oversee and report on the Valley of the Kings Bulk Sample Program.

Assay results from underground drilling will be reported as they are received. Strathcona’s report on the Bulk Sample Program is expected later in the year after compilation of all data.

The feasibility study for a 2,700 tonnes per day underground mine at Brucejack is nearing completion and is expected by the end of the month.

Table 1: Valley of the Kings Bulk Sample Drill Results, June 2013 (VU-01 to VU-07)(1,2,3)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping
VU-01(4)	6258007N 426599E	-0.3/180		32.00	44.00	12.00	21.57	17.50
			incl	42.75	43.25	0.50	388.00	279.00
			incl	43.50	44.00	0.50	99.70	50.00
				64.00	66.00	2.00	8.38	58.92
			incl	65.60	66.00	0.40	31.10	22.10
VU-02	6258007N 426599E	-10.6/180		27.00	44.50	17.50	17.25	25.07	1 Au sample cut
			or	27.00	44.50	17.50	33.20	25.07	Uncut
			incl	27.55	28.05	0.50	988.00	493.00	Uncut
			incl	41.15	41.65	0.50	117.50	66.10
VU-03	6258007N 426599E	-22.7/180		30.00	40.00	10.00	3.85	8.75
			incl	30.00	30.50	0.50	42.30	65.50
VU-04	6258007N 426599E	13.9/180		29.50	38.50	9.00	1.44	6.27
VU-05	6258007N 426599E	25.7/180		29.00	42.00	13.00	1.65	6.76
VU-06	6258007N 426599E	35.0/180		37.00	44.00	7.00	3.24	5.02
			incl	40.00	41.57	1.57	10.64	9.32
VU-07	6258007N 426599E	-32.2/179.5		30.00	45.50	15.50	10.07	18.22
			incl	35.89	36.39	0.50	271.00	257.00
				51.00	59.00	8.00	10.85	14.44
			incl	53.95	54.45	0.50	140.00	57.60

(1)True thickness to be determined.
(2)Unless otherwise indicated as uncut, all gold assays over 421 g/t were cut to 421 g/t.
(3)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.
(4)Previously reported.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of June, 2013